Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 14, 2013

Relating to Preliminary Prospectus dated May 31, 2013

Registration No. 333-187972

400,000,000 Units

Including Units in the Form of American Depositary Shares

On June 14, 2013, Votorantim Cimentos S.A., or the Company, filed Amendment No. 5 to its Registration Statement on Form F-1 (File No. 333-187972) to update disclosure in its preliminary prospectus dated May 31, 2013 contained in Amendment No. 4 to the Registration Statement. Amendment No. 5 to the Registration Statement can be accessed through the following hyperlink:

http://www.sec.gov/Archives/edgar/data/1565347/000119312513259777/d546947df1a.htm

The updates reflect revised disclosure in connection with changes to the composition of the Company’s board of directors approved by the Company’s shareholders.

On June 5, 2013, the Company’s extraordinary general shareholders’ meeting approved (1) the resignation of Messrs. Alexandre Silva D’Ambrósio and Mario Antonio Bertoncini as members of the Company’s board of directors and (2) the appointment of Messrs. Johann Markus Akermann and Eduardo Borges de Andrade Filho as directors. Mr. Akermann replaced Mr. Alexandre Silva D’Ambrósio and Mr. Andrade Filho replaced Mr. José Écio Pereira da Costa Junior as director, with Mr. Pereira da Costa Junior continuing as an alternate member of the Company’s board of directors.

The table below reflects the current composition of the Company’s board of directors:

Name	Age	Position	Date of Election
Raul Calfat	60	Chairman of the Board	April 5, 2013
João Carvalho de Miranda	50	Vice-Chairman of the Board	April 5, 2013
José Ermirio de Moraes Neto	60	Director	April 5, 2013
Fabio Ermirio de Moraes	51	Director	April 5, 2013
Johann Markus Akermann	66	Director (1)	June 5, 2013
Eduardo Borges de Andrade Filho	46	Director	June 5, 2013
José Écio Pereira da Costa Junior	61	Alternate (1)	June 5, 2013
José Roberto Ermirio de Moraes	55	Alternate	April 5, 2013
Cláudio Ermirio de Moraes	48	Alternate	April 5, 2013
Clóvis Ermirio de Moraes Scripilliti	54	Alternate	April 5, 2013
Maria Leticia de Freitas Costa	53	Alternate (1)	April 30, 2013
Edward Ruiz	63	Alternate (1)	April 30, 2013

(1)	Independent director.

The Company has inserted biographical information for Mr. Akermann and Mr. Andrade Filho under “Management—Board of Directors” on pages 194 and 195. The new paragraphs read as follows:

Johann Markus Akermann. Mr. Akermann was appointed as an independent member of our Board of Directors in June 2013. Mr. Akermann currently serves as a member of the board of directors and a member of the audit committee of Outokumpu OYJ, a publicly traded company on the Nasdaq OMX Nordic. Mr. Akermann served as a member of the board of directors of Holcim Ltd. until April 2013 and served as a member of the board of directors of the following subsidiaries of Holcim Ltd. until March 2012: ACC Limited from 2005 to 2012; Ambuja Cements Ltd. from 2006 to 2012; Holcim (España) S.A. from 1994 to 2012; and Holcim Apasco S.A. de C.V. from 1994 to 2012. He also served on the executive committee of the World Business Council for Sustainable Development until 2011. Mr. Akermann served as Chief Executive Officer of Holcim Ltd. from January 2002 to January 2012. Mr. Akermann joined the Holcim Group in 1978 (when it was known as Holderbank Group), and he was appointed area manager for Latin America and international trade in 1986. In 1993, Mr. Akermann was appointed as a member of the executive committee with responsibility for Latin America, international trade, corporate human resources and training. Prior to joining the Holcim Group, Mr. Akermann worked at UBS AG (formerly the Swiss Bank Corporation) for three years.

Eduardo Borges de Andrade Filho. Mr. Andrade Filho was appointed as a member of our Board of Directors in June 2013. He has been a director and member of the executive committee of Citrosuco S.A. Agroindústria since July 2012, and an alternate member of the board of directors and member of the innovation committee of Fibria Celulose S.A. since December 2011. Mr. Andrade Filho is also the Corporate Strategy Director of VID. Previously, he acted as Vice President of Development of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS from 2010 to 2011, where he was responsible for mining and capital goods businesses and strategic planning, business development and M&A corporate areas. Mr. Andrade Filho was a partner at McKinsey & Company, Inc., for 13 years (from 1997 to 2010), where he focused on strategy, corporate finance and corporate governance for companies in the basic materials and energy industries. At McKinsey, he worked in several countries and, among other leadership positions, he led the Latin America basic materials industry practice and co-led the corporate finance practice in Latin America. Mr. Andrade Filho graduated in Civil Engineering from the School of Engineering – FUMEC – and has an MBA from The Graduate School of Business – The University of Chicago.

The Company has filed a registration statement (including a preliminary prospectus dated May 31, 2013) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents relating to this offering that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you a copy of the preliminary prospectus if you so request by calling Morgan Stanley & Co. LLC at 1-866-718-1649; J.P. Morgan Securities LLC at 1-866-803-9204; Itau BBA USA Securities Inc. at 55-11-3708-8000; Credit Suisse Securities (USA) LLC at 1-800-221-1037; or Banco BTG Pactual S.A. – Cayman Branch at 1-646-924-2532.

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